Exhibit 99.1

Pembina Pipeline Corporation Declares July Common Share Dividend, Quarterly Preferred Share Dividends and Announces Second Quarter 2014 Results Conference Call and Webcast Details

CALGARY, July 9, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors declared a common share cash dividend for July 2014, of $0.145 per share to be paid, subject to applicable law, on August 15, 2014 to shareholders of record on July 25, 2014.

For shareholders receiving their common share dividends in U.S. funds, the July 2014 cash dividend is expected to be approximately U.S. $0.136 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9369. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Pembina's Board of Directors also declared the following quarterly dividends for the Company's preferred shares. All preferred share dividends are payable on September 1, 2014 to shareholders of record on August 1, 2014:

Preferred Shares, Series 1 (PPL.PR.A)	$0.265625
Preferred Shares, Series 3 (PPL.PR.C)	$0.29375
Preferred Shares, Series 5 (PPL.PR.E)	$0.3125

These dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. Dividends on the preferred are payable on the 1st day of March, June, September and December in each year, if, as and when declared by the Board of Directors.

Second Quarter Conference Call and Webcast

Pembina will release its second quarter 2014 results on Friday, August 8, 2014 after markets close. A conference call and webcast have been scheduled for Monday, August 11, 2014 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until Augut 18, 2014 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 41639054.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=742975&s=1&k=55D46AA972D970311CA2D1FF6454F2EB in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:38e 09-JUL-14